Exhibit 99.2

AMERICAS GOLD AND SILVER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

DATED MAY 15, 2020

Americas Gold and Silver Corporation

Management’s Discussion and Analysis

Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	3
Recent Developments and Operational Discussion	4
Results of Operations	9
Summary of Quarterly Results	11
Liquidity	12
Capital Resources	13
Off-Balance Sheet Arrangements	14
Transactions with Related Parties	14
Risk Factors	14
Accounting Standards and Pronouncements	15
Financial Instruments	15
Capital Structure	16
Controls and Procedures	16
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	16

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

Forward-Looking Statements

Statements contained in this MD&A of Americas Gold and Silver Corporation (the “Company” or “Americas Gold and Silver”) that are not current or historical factual statements may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A, include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and mineral resources; the realization of mineral resource and mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; capital expenditures; the Company’s ability to finance, develop and operate Relief Canyon (as defined herein) on expected timelines and any impact of the COVID-19 pandemic affecting the achievement of those milestones; the resolution, easing or removal of the temporary restrictions on all non-essential businesses in Mexico resulting from the COVID-19 pandemic affecting the Company’s Cosalá Operations; the resolution and removal of the illegal blockade at the Company’s Cosalá Operations and the resumption of mining and processing operations; the anticipated use of proceeds from the Company’s recently completed public offering of common shares; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; the liquidity of the common shares; and other events or conditions that may occur in the future.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A, include, but are not limited to: risks associated with market fluctuations in commodity prices; risks related to changing global economic conditions, including market reaction to the COVID-19 pandemic, which may affect the Company’s results of operations and financial condition; risks related to the COVID-19 pandemic, including uncertainty as to the duration and impact thereof; the Company is dependent on the success of Relief Canyon, the San Rafael project as well as its Cosalá Operations and the Galena Complex, which are exposed to operational risks; risks related to mineral reserves and mineral resources, development and production and the Company’s ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding; some of the Company’s material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company’s relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company’s assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company’s outstanding debt and its ability to make scheduled payments of interest and principal thereon; the Company may engage in hedging activities; risks associated with the Company’s business objectives; and risks related to competition in the mining industry.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

This is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Some of these risks and other factors are discussed in more detail in the Company’s Annual Information Form (as defined herein). Investors and others should carefully consider these risks and other factors and not place undue reliance on the forward-looking statements. Further information regarding these and other risk factors is included in the Company’s public filings with provincial securities regulatory authorities which can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Such assumptions, which may prove to be incorrect, include: our budget, including expected costs and the assumptions regarding market conditions and other factors upon which we have based our expenditure expectations; our ability to raise additional capital to proceed with our exploration, development and operations plans, including any additional capital required to bring Relief Canyon to commercial production and our Recapitalization Plan for the Galena Complex; financial markets will not in the long term be adversely impacted by the COVID-19 pandemic; our operations and key suppliers are essential services or business, (or, in the case of our Cosalá Operations, will be deemed to be essential business activities), and our employees, contractors and subcontractors will be available to continue exploration, development and operation activities; our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes; our expectations regarding the demand for, and supply and price of, precious metals; our expectations regarding tax rates, currency exchange rates, and interest rates; our mineral reserve and resource estimates, and the assumptions upon which they are based; our ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development, exploration or operational risks. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. The Company cannot guarantee future results, levels of activity, performance or achievements and actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

In addition, forward-looking financial information with respect to potential outlook and future financial results contained in this MD&A is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s reasonable assessment of the relevant information available as at the date of such forward-looking financial information. Readers are cautioned that any such forward-looking financial information should not be used for purposes other than for which it is disclosed.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver constitutes management’s review of the Company’s financial and operating performance for the three months ended March 31, 2020, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated May 15, 2020 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended March 31, 2020 and 2019. The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020 and 2019 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

In this report, the management of the Company presents operating highlights for the three months ended March 31, 2020 (“Q1-2020”) compared to the three months ended March 31, 2019 (“Q1-2019”) as well as comments on plans for the future. Throughout this MD&A, references to gold equivalent ounces produced are based on gold and silver production at average gold spot prices and average silver realized prices during each respective period, and references to silver equivalent ounces produced are based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period, except as otherwise noted.

This MD&A contains statements about the Company’s future or expected financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

Overview

The Company is a precious metals producer advancing the Relief Canyon gold mine (“Relief Canyon”) to full production in Nevada, USA in 2020. It also has two existing operations in the world’s leading silver regions: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Nevada, USA, the Company operates the 100%-owned, Relief Canyon mine located in Pershing County after finalizing the acquisition of Pershing Gold Corporation in April 2019. The mine poured its first gold in February 2020 and is advancing to commercial production by early Q3-2020. The past producing mine includes three historic open-pit mines and a heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company with the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

In Sinaloa, Mexico, the Company operates the 100%-owned San Rafael silver-zinc-lead mine (“San Rafael”) after declaring commercial production in December 2017. Prior to that time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known deposits, past-producing mines, and development projects including the Zone 120 silver-copper deposit (“Zone 120”) and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant.

In Idaho, USA, the Company operates the 60%-owned producing Galena Complex (40%-owned by Mr. Eric Sprott (“Sprott”)) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Coeur mine is on care and maintenance pending an improvement in the silver price. The Company entered into a joint venture agreement with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Galena Complex with initial contribution of $15 million to fund capital improvements and operations. The goal of the joint venture agreement is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine over the next two years (the “Recapitalization Plan”). The Company has suspended disclosure of certain operating metrics such as cash costs, and all-in sustaining costs for the Galena Complex until the Recapitalization Plan is substantially completed.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is focused on advancing the Relief Canyon mine to commercial production early Q3-2020. It is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at the Galena Complex. Exploration will continue evaluating early stage targets with an emphasis on the Relief Canyon area and the Cosalá District, and prospective areas accessible from existing infrastructure at the Galena Complex.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q1-2020 Highlights

•

Relief Canyon successfully poured its first gold in mid-February 2020 with initial capital spend to first production within the guidance range of $28—$30 million. The Company is focused on advancing the mine to commercial production by early Q3-2020 despite the challenges presented by the COVID-19 pandemic (“COVID-19”).

•

On March 31, 2020, the Government of Mexico issued a national COVID-19 related decree for the temporary suspension of all non-essential businesses, including mining operations. Statements issued by the Mexican government in May are expected to allow for the re-opening of mining operations starting in June 2020, which may provide a pathway for the Cosalá Operations to resume operations early in the second half of 2020.

•	Galena’s Recapitalization Plan is proceeding better than expected with the Company seeing benefits in both production and exploration during Q1-2020.

•

Consolidated production[1] of 420 gold equivalent ounces[2] and 0.3 million silver equivalent ounces[3], a decrease of 91% and 90% year-over-year, respectively, due to the illegal blockade at the Cosalá Operations and suspension of operating metrics during the Galena Recapitalization Plan implementation.

•	Revenue of $7.3 million and a net loss of $4.1 million for Q1-2020 or a loss of ($0.03) per share.

•	Consolidated by-product production totalling 3.2 million pounds of zinc and 1.2 million pounds of lead due to the illegal blockade at the Cosalá Operations.

•	Cost of sales of $7.19/oz. equivalent silver, by-product cash cost[4] of negative ($11.32/oz.) silver, and all-in sustaining cost[4] of negative ($0.83/oz.) silver for Q1-2020.

•	Entered into an at-the-market offering agreement with H.C. Wainwright & Co. LLC to sell common shares for gross proceeds to the Company of up to $15 million.

•	Closed a bought deal public offering for gross proceeds of approximately C$28.75 million subsequent to Q1-2020 in May 2020.

•	The Company had a cash balance of $16.4 million and working capital balance of negative ($7.5) million as at March 31, 2020.

[1]	Throughout this MD&A, Q1-2020 consolidated production results exclude Q1-2020 from the Galena Complex due to the Recapitalization Plan.
[2]	Throughout this MD&A, gold equivalent production was calculated based on gold and silver production at average gold spot prices and average silver realized prices during each respective period.
[3]

Throughout this MD&A, silver equivalent production was calculated based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period.

[4]

Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

COVID-19 Pandemic

The Company has been closely monitoring developments of COVID-19 which was declared as a global pandemic by the World Health Organization on March 11, 2020. Preventive measures to ensure the safety of the Company’s workforce and local communities have been implemented and there have been no outbreaks of COVID-19 at any of the Company’s operations to date. All of the Company’s mining and corporate operations continue to operate with the exception of mining operations at the Cosalá Operations as the Mexican government issued a national decree to suspend non-essential businesses, including mining operations. Statements issued by the Mexican government in May are expected to allow for the reopening of mining operations starting in June 2020. While operations continue at Relief Canyon during COVID-19, the Company has been limited in its ability to promptly troubleshoot ramp-up issues, common when commissioning a new mine, due to an inability to get key management and consultants to site because of travel restrictions.

Relief Canyon Update

Relief Canyon successfully poured its first gold in mid-February 2020 with initial construction completed nine months after construction formally commenced in mid-May 2019. The initial capital spend to first production was within the guidance range the Company provided of $28 - $30 million.

Mining rates have steadily increased, and total tonnes mined are close to budget. As of May 9, 2020, approximately 5.2 million tonnes of material have been mined, including 4.2 million tonnes of waste and 1.0 million tonnes of ore. Waste movement is ahead of budget and the operation currently has an ore stockpile of approximately 0.2 million tonnes ahead of the crusher waiting to be placed on the leach pad. To date, approximately 0.8 million tonnes of ore have been stacked on the leach pad. The Company will provide Relief Canyon operating metrics after reaching commercial production.

Mined ore grade is reconciling well to the block model. Ore grade from these early phases of the mine plan are lower than the life of mine average grade and the Company expects mined ore grade to increase towards the end of the year and into 2021. Ore crushing and stacking rates are steadily increasing.

Following the first gold pour in February, solution flow rates to the leach pad increased at a slower rate than anticipated. The Company is confident that measures taken in the past five weeks, including improved agglomeration and stacking practices, will allow the operation to continue its ramp-up to feasibility study targets. Solution and grade are now on-track to meet expectations and any placed ounces will be recovered through the leach cycle.

The Company is targeting commercial production by the end of Q2-2020 or early Q3-2020, which represents a potential delay of approximately one month from the previous expectations. While operations continue at Relief Canyon during COVID-19, the Company is limited in its ability to promptly troubleshoot common start-up issues due to an inability to get key management and consultants to site due to travel restrictions. As a result of these matters, Relief Canyon produced approximately 227 ounces of gold and 584 ounces of silver produced during Q1-2020.

Cosalá Operations: COVID-19 and Illegal Blockade

On March 31, 2020, the Government of Mexico issued a national COVID-19 related decree for the temporary suspension of all non-essential businesses in the country, including all mining operations Statements issued by the Mexican government in May are expected to allow for the re-opening of mining operations starting in June 2020. The Company believes this will provide a pathway for Cosalá Operations to resume operations early in the second half of 2020, provided that a legal and legitimate labour representative for its workers is be identified allowing for a resolution to the current illegal blockade. The Company’s priority continues to be the safety of its workers and the community of Cosalá that have been negatively impacted – first by the illegal blockade and now by COVID-19.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

Galena Recapitalization Plan

The Recapitalization Plan at the Galena Complex is proceeding better than expected with the Company seeing benefits in both production and exploration during Q1-2020. The Recapitalization Plan improves productivity in the short term with the purchase and refurbishment of underground mining equipment. Underground development improvements, additional equipment procurements, and an exploration drilling program will benefit the operation longer term by further improving mining efficiency and lowering cash costs. Exploration is aimed at adding mineral resources with exploration success already realized in Q1-2020.

The Recapitalization Plan is still in the early stages of implementation however the Company is already starting to see the benefits in terms of increased silver and lead production and a reduction in cash operating costs in Q1-2020. During the Recapitalization Plan, the Company continues to exclude cost figures from its quarterly disclosure. Further details regarding the Recapitalization Plan’s recent production, development and exploration activities can be found in Company news release dated May 4, 2020.

Consolidated Operations

Consolidated operating results from Q1-2020 were generally not comparable to Q1-2019 due to the illegal blockade temporarily halting mining and processing operations at the Cosalá Operations and the Recapitalization Plan at the Galena Complex. The Cosalá Operations included only one month of production and were put on care and maintenance in response to the illegal blockade. Gross revenue decreased by $10.5 million during Q1-2020 compared to Q1-2019 primarily due to the illegal blockade. This decrease was offset by an $0.9 million increase in silver and lead revenue at the Galena Complex from increased production in the early days of the Recapitalization Plan.

Consolidated cost of sales was $7.19/oz. equivalent silver representing an increase year-over-year, while by-product cash cost was negative ($11.32/oz.) silver, and all-in sustaining cost was negative ($0.83/oz.) silver, representing increases year-over-year, respectively.

Other Items during Q1 2020

On January 16, 2020, the Company entered into a $5 million precious metals delivery and purchase agreement with Macquarie Bank Ltd. (“Macquarie”) for working capital purposes at Relief Canyon. The $5 million advance will be settled through fixed deliveries of gold production from Relief Canyon during the second half of 2020.

On February 18, 2020, the Company announced it had entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co. LLC, acting as the Lead Agent, and Roth Capital Partners, LLC, as agent, pursuant to which the Company established an at-the-market equity program for aggregate gross proceeds to the Company of up to $15.0 million. As of April 16, 2020, the Company completed the ATM Agreement and sold approximately 9.0 million common shares for gross proceeds of $15 million or approximately $1.66 per ATM Share. During the Q1-2020, the Company sold approximately 7.9 million common shares for approximately gross $12.8 million.

Subsequent Events

On May 13, 2020, the Company completed a bought deal public offering of 10,269,500 common shares at a price of C$2.80 per common share for aggregate gross proceeds of approximately C$28.75 million, which included the exercise by the underwriters, in full, of the over-allotment option granted by the Company to the underwriters. Strategic investors led by Mr. Pierre Lassonde and Mr. Eric Sprott subscribed to approximately C$8.75 million of the bought deal public offering. The net proceeds will be used for working

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

capital and general corporate purposes and primarily for the exploration, development and/or improvement of the Company’s existing mining operations, including primarily those relating to bringing Relief Canyon into commercial production and the care and maintenance of the Cosalá Operations during the blockade.

On May 11, 2020, the Company received approximately $4.5 million in loan through the Paycheck Protection Program from the U.S. CARES Act to assist with payroll and other expenses at the Galena Complex during the COVID-19.

Consolidated Results and Developments

Consolidated operating results from Q1-2020 were generally not comparable to Q1-2019 due to the illegal blockade temporarily halting mining and processing operations at the Cosalá Operations and the suspension of certain operating metrics for the Galena Complex until the Recapitalization Plan is substantially completed. Specifically, the Cosalá Operations included only one month of production and were put on care and maintenance in response to the illegal blockade for February and March 2020. As a result, the consolidated silver production during Q1-2020 decreased by 90% to 39,117 ounces from 393,824 ounces compared to Q1-2019. Consolidated silver equivalent production during Q1-2020 decreased by 82% to 308,435 ounces from 1,754,839 ounces compared to Q1-2019.

Revenues similarly decreased by 59% during Q1-2020 compared to Q1-2019 primarily due to the illegal blockade beginning late January at the Cosalá Operations. The increase in net loss was primarily attributable to lower net revenue, higher care and maintenance costs, offset by lower cost of sales, and lower depletion and amortization related to the suspension of operations. In addition, higher corporate general and administrative expenses, and higher exploration costs, were offset by lower transaction costs, lower interest and financing expense, higher foreign exchange gain, and a higher gain on an embedded derivative instrument associated with the Sandstorm convertible debt. These variances are further discussed in the following sections.

Realized silver price of $17.00/oz. for Q1-2020 (Q1-2019 – $15.72/oz.) is comparable to the average London silver spot price of $16.94/oz. for Q1-2020 (Q1-2019 – $15.57/oz.). The realized silver price increased by 8% from Q1-2019 to Q1-2020 with realized zinc and lead prices decreasing and increasing by 12% and 28%, respectively, during the period. Realized silver price is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

Cosalá Operations

	Q1 2020	Q1 2019
Tonnes Milled	43,253	152,605
Silver Grade (g/t)	48	57
Zinc Grade (%)	4.26	4.16
Lead Grade (%)	1.70	1.82

Silver Recovery (%)	58.7	61.7
Zinc Recovery (%)	79.3	80.5
Lead Recovery (%)	74.3	75.6

Silver Produced (oz)	39,117	173,169
Zinc Produced (lbs)	3,221,744	11,263,623
Lead Produced (lbs)	1,203,720	4,626,233
Total Gold Equivalent Produced (oz)[1]	420	2,085
Total Silver Equivalent Produced (oz)[2]	308,435	1,322,045

Silver Sold (oz)	34,693	172,995
Zinc Sold (lbs)	3,083,663	10,864,404
Lead Sold (lbs)	988,828	4,682,695

Cost of Sales/Ag Eq Oz Produced ($/oz)	$7.19	$4.34
Cash Cost/Ag Oz Produced ($/oz)[3]	$(11.32)	$(30.48)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[3]	$(0.83)	$(25.85)

[1]

Throughout this MD&A, gold equivalent production was calculated based on gold and silver production at average gold spot prices and average silver realized prices during each respective period and excludes base metal production.

[2]

Throughout this MD&A, silver equivalent production was calculated based on all metals production at average gold spot prices, and average silver, zinc, and lead realized prices during each respective period.

[3]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

On March 31, 2020, the Government of Mexico issued a national COVID-19 related decree for the temporary suspension of all non-essential businesses in the country, including mining operations. Statements issued by the Mexican government in May are expected to allow for the re-opening of mining operations starting in June 2020. The Company believes this will provide a pathway for the Cosalá Operations to resume operations early in the second half of 2020, provided that a legal and legitimate labour representative for its workers is identified, allowing for a resolution to the current illegal blockade. The Company’s priority continues to be the safety of its workers and the community of Cosalá that have been negatively impacted – first by the illegal blockade and now by COVID-19.

As the Company transitions to a predominantly gold producer, it expects to modify certain of its reporting metrics to a gold equivalent basis, specifically excluding base metals from the equivalency calculation. As such, gold equivalent production at Cosalá decreased by 80% or 1,665 ounces compared to Q1 2019. Cash cost per ounce of gold equivalent produced in Q1-2020 was negative ($126.72/oz.) compared to negative ($332.24/oz.) in Q1-2019. All-in sustaining cost per ounce of gold equivalent produced in Q1-2020 was negative ($9.30/oz.) compared to negative ($281.83/oz.) in Q1-2019.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

Galena Complex

	Q1 2020	Q1 2019
Tonnes Milled	31,910	29,424
Silver Grade (g/t)	235	242
Lead Grade (%)	6.60	5.98

Silver Recovery (%)	95.6	96.2
Lead Recovery (%)	92.1	92.5

Silver Produced (oz)	230,275	220,655
Lead Produced (lbs)	4,280,527	3,585,196
Total Gold Equivalent Produced (oz)[1]	2,409	2,663

Silver Sold (oz)	237,159	207,168
Lead Sold (lbs)	4,378,663	3,282,576

[1]

Throughout this MD&A, gold equivalent production was calculated based on gold and silver production at average gold spot prices and average silver realized prices during each respective period and excludes base metal production.

The Company announced a strategic joint venture agreement with Sprott on September 9, 2019 to recapitalize the mining operations at the Galena Complex. The goal of the joint venture is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine over the next two years. The strategic 60/40 joint venture will allow the Company take corrective action: to advance development, modernize infrastructure, purchase new mining equipment and exploration to define and expand silver resources. The Company has suspended disclosure of certain operating metrics such as cash costs, and all-in sustaining costs for the Galena Complex until the Recapitalization Plan is substantially completed.

Guidance and Outlook

The Company continues to assess the potential impacts of COVID-19 on operations during this unprecedented period. The Company withdrew full-year 2020 guidance due to the rapidly changing and on-going uncertainty caused by COVID-19, which has resulted in a reduced ability to efficiently meet normal commissioning challenges at Relief Canyon with COVID-19 limitations in place and impacted the Cosalá Operations and may continue to impact the Company’s operations for all or part of the rest of full year 2020. The Company believes it is prudent to take this step as COVID-19 continues to develop, particularly given the significant risk related to the potential for additional government laws, regulations or other measures that might be required that could impact its ability to operate, such as business disruptions in supply chains, disruptions in the markets for our products, commodity prices generally as well as global health and economic impacts. The Company will continue to target safe and effective execution of its operation and production plans.

Outlook for 2021 continues to be 90,000 to 110,000 gold equivalent ounces. The Company does not expect COVID-19 will materially impact its growth plans for 2021 and beyond, as applicable, to the extent that commercial production is achieved at Relief Canyon on the currently expected timing in 2020, the effects of COVID-19 are able to be effectively managed, and resumption at the Cosalá Operations of normal operations and production occurs by the end of 2020.

Results of Operations

Analysis of the three months ended March 31, 2020 vs. the three months ended March 31, 2019

The Company recorded a net loss of $4.1 million for the three months ended March 31, 2020 compared to a net loss of $2.8 million for the three months ended March 31, 2019. The increase in net loss was primarily attributable to lower net revenue ($10.5 million), higher care and maintenance costs ($0.8 million) which were offset by

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

lower cost of sales ($2.7 million), and lower depletion and amortization ($1.2 million) a consequent of the illegal blockade. The loss was additionally due to higher corporate general and administrative expenses ($0.7 million), and higher exploration costs ($0.8 million), offset by lower transaction costs ($1.0 million), lower interest and financing expense ($0.6 million), higher foreign exchange gain ($0.7 million), and a higher gain on derivative instruments ($5.0 million), each of which are described in more detail below.

Revenue decreased by $10.5 million from $17.8 million for the three months ended March 31, 2019 to $7.3 million for the three months ended March 31, 2020. Revenue from the Cosalá Operations fell $11.4 million due to the illegal blockade temporarily halting mining and processing operations beginning late January. This decrease was offset by an $0.9 million increase in silver and lead revenue at the Galena Complex from increased production due to the Recapitalization Plan during period.

Cost of Sales decreased by $2.7 million from $12.5 million for the three months ended March 31, 2019 to $9.8 million for the three months ended March 31, 2020. Cost of sales from the Cosalá Operations decreased by $3.5 million due to the illegal blockade temporarily halting mining and processing operations beginning late January. This was offset by an $0.9 million increase in cost of sales from the Galena Complex due to an increase in tonnage and processing.

Depletion and amortization decreased by $1.2 million from $3.5 million for the three months ended March 31, 2019 to $2.3 million for the three months ended March 31, 2020 due to the illegal blockade at the Cosalá Operations during the period resulting in a $1.5 million decrease from lower depletion rate based on units of production. The decrease was partially offset by an $0.3 million increase in depletion and amortization from the Galena Complex.

Care and maintenance costs increased by $0.8 million due to operating costs incurred beginning late January from the illegal blockade temporarily halting mining and processing operations at the Cosalá Operations.

Corporate general and administrative expenses increased by $0.7 million from $1.2 million for the three months ended March 31, 2019 to $1.9 million for the three months ended March 31, 2020 due to increase in share-based payments during the period.

Transaction costs decreased by $1.0 million primarily due to legal, accounting, and regulatory charges associated with the Pershing Gold acquisition during Q1-2019, leading up to the transaction closing on April 3, 2019.

Exploration costs increased by $0.8 million from $0.6 million for the three months ended March 31, 2019 to $1.4 million for the three months ended March 31, 2020 due to an increase in exploration activities at the Galena Complex, partially offset by decrease in exploration activities at the Cosalá Operation due to the illegal blockade.

Interest and financing expense decreased by $0.6 million from $0.7 million for the three months ended March 31, 2019 to $0.1 million for the three months ended March 31, 2020. The change was primarily due to interest and deferred costs related to previously outstanding convertible loans payable during the three months ended March 31, 2019.

Foreign exchange gain increased by $0.7 million primarily due to unrealized foreign exchange gain recognized from the Cosalá Operation as the average value of Mexican peso has decreased during the three months ended March 31, 2020.

Gain on derivative instruments increased by $5.0 million from a $1.0 million loss for the three months ended March 31, 2019 to a $4.0 million gain for the three months ended March 31, 2020, due to $4.0 million in unrealized gain recognized from derivative instruments embedded within the Sandstorm convertible debenture. This derivative is correlated to the Company’s share price and is expected to fluctuate with the share price until the debt is repaid or converted.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with March 31, 2020.

	Q1 2020[1]	Q4 2019[1]	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Revenues ($ M)	$7.3	$13.1	$12.5	$15.0	$17.8	$18.9	$11.8	$17.3
Net Income (Loss) ($ M)	(4.1)	(14.6)	(8.8)	(8.0)	(2.8)	(6.8)	(5.8)	1.4
Comprehensive Income (Loss) ($ M)	(7.1)	(15.0)	(8.7)	(8.2)	(3.2)	(6.2)	(5.8)	1.3
Silver Produced (oz)	39,117	124,678	299,421	345,695	393,824	395,294	323,497	301,711
Zinc Produced (lbs)	3,221,744	10,796,517	10,103,688	11,150,174	11,263,623	10,223,692	7,906,601	8,756,201
Lead Produced (lbs)	1,203,720	3,977,258	6,766,804	7,237,607	8,211,429	9,088,862	7,536,660	6,216,592
Cost of Sales/Ag Eq Oz Produced ($/oz)	$7.19	$7.11	$10.80	$8.75	$7.11	$7.87	$9.08	$8.20
Cash Cost/Ag Oz Produced ($/oz)[2]	$(11.32)	$(9.20)	$12.83	$8.28	$(0.50)	$1.14	$4.95	$(6.15)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$(0.83)	$1.05	$23.01	$16.15	$5.54	$11.78	$15.94	$5.40
Current Assets (qtr. end) ($ M)	$26.9	$34.9	$31.4	$32.4	$32.5	$29.4	$19.0	$25.8
Current Liabilities (qtr. end) ($ M)	34.4	34.8	27.0	27.7	27.3	23.0	15.8	13.7
Working Capital (qtr. end) ($ M)	(7.5)	0.1	4.4	4.7	5.2	6.4	3.2	12.1
Total Assets (qtr. end) ($ M)	$242.6	$231.0	$203.5	$191.6	$129.6	$127.2	$125.8	$130.5
Total Liabilities (qtr. end) ($M)	94.3	92.0	67.4	57.2	46.5	43.0	36.1	35.6
Total Equity (qtr. end) ($ M)	148.3	139.0	136.1	134.4	83.1	84.2	89.7	94.9

[1]	Consolidated production results exclude the Galena Complex after Q3-2019 due to the Recapitalization Plan.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

Liquidity

The change in cash since December 31, 2019 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2019	$20.0
Cash generated from operations	0.1
Expenditures on property, plant and equipment	(4.7)
Relief Canyon development costs	(14.9)
At-the-market offering	12.8
Contribution from non-controlling interests	3.1
Glencore pre-payment facility repayments	(0.9)
Payments to lease liabilities	(0.7)
Decrease in trade and other receivables	3.1
Change in inventories	0.7
Change in prepaid expenses	0.4
Change in trade and other payables	(2.8)
Change in foreign exchange rates	0.2

Closing cash balance as at March 31, 2020	$16.4

The Company’s cash balance decreased from $20.0 million to $16.4 million mainly due to development costs at Relief Canyon, expenditures of property, plant and equipment at both the Cosalá Operations and Galena Complex, and repayments on outstanding Glencore pre-payment facility, offset by the net proceeds received from the ATM Offering, contributions received from joint venture with Sprott, and the deferred revenue from Macquarie. Current liabilities as at March 31, 2020 were $34.4 million which is $0.4 million lower than at December 31, 2019, principally due to decrease in trade and other payables during the period related to the Cosalá Operations, and decreased derivative liability associated with the Sandstorm convertible debenture. In addition, subsequent to first quarter ended March 31, 2020, on May 13, 2020, the Company completed a bought deal public offering of 10,269,500 common shares at a price of C$2.80 per common share for aggregate gross proceeds of approximately C$28.75 million.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. The Company believes that it has sufficient cash flow and access to capital to fund its 2020 operations, development, and exploration plans while meeting production targets at current commodity price levels. Several material uncertainties, such as the price of commodities, the ongoing ramp-up of leaching operations and gold recovery at Relief Canyon (including the timing of commercial operations), the illegal blockade at the Cosalá Operations, and COVID-19, may impact the Company’s liquidity in the short term. In the longer term, as the Cosalá Operations and Galena Complex are optimized, Relief Canyon achieves commercial production and generates sustaining cash flow, and the outlook for gold, silver, zinc, copper, and lead prices remains positive, the Company believes that cash flow will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see note 14 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2019). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.2 million per year for each of the next 5 years, with approximately $0.8 million to spend for the remainder of 2020 (as of May 15, 2020). Effects from COVID-19 adds much volatility to market conditions and changes in discount rates which may or may not impact long term annual funding requirements.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of Q1-2020 and adjusted by approximately $3.1 million as a result of significant market fluctuations from the recent market downturn related to COVID-19 and lowering of interest rates by central banks and governments globally. The Company expects to review the pension valuation quarterly should the effects to the economy from the pandemic continue.

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $20.1 million during the three months ended March 31, 2020 (2019: $2.3 million), of which $13.8 million was spent towards drilling and underground development costs, while $6.3 million was spent on purchase of property, plant and equipment. The Company expects to have sufficient funding and access to capital for budgeted fiscal 2020 capital expenditures.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

The following table sets out the Company’s contractual obligations as of March 31, 2020:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$20,846	$20,846	$—	$—	$—
Glencore pre-payment facility	4,673	4,673	—	—	—
Interest on Glencore pre-payment facility	105	105	—	—	—
Convertible debenture	10,000	—	—	10,000	—
Interest on convertible debenture	1,805	600	1,200	5	—
Projected pension contributions	6,592	1,171	2,570	2,060	791
Decommissioning provision	9,626	15	189	—	9,422
Other long-term liabilities	6,439	—	5,886	—	553

Total	$60,086	$27,410	$9,845	$12,065	$10,766

1 –

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in Note 19 of the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020.

2 –	Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the three months ended March 31, 2020.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the risk factors relating to the Company found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 9, 2020 or the Company’s MD&A for the year ended December 31, 2019 dated March 9, 2020, or the Company’s recent Prospectus Supplement dated May 7, 2020. Any of these risk elements could have material adverse effects on the business of the Company. See note 24 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2019.

COVID-19 Public Health Crisis

The Company’s business, operations and financial condition, and the market price of the common shares, could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, the United States, Mexico and China. In March, the Government of Mexico issued a national COVID-19 related decree for the temporary suspension of all non-essential businesses in the

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

country, including all mining operations, until at least the end of May 2020, which impacted the Company’s Cosalá Operations. Statements issued by the Mexican government in May are expected to allow for the re-opening of mining operations starting in June 2020. COVID-19 has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. Similarly, the Company cannot estimate whether or to what extent this outbreak and the potential financial impact may extend to countries outside of those currently impacted. Such public health crises, including COVID-19, can result in volatility and disruptions in the supply and demand for gold, silver and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Company of such public health crises also include certain impacts, restrictions and limitations on activities which may result in delays in bringing Relief Canyon to commercial production on the expected timeline, potential for the impairment of the Company’s assets or write-downs in respect of the Company’s material properties, or any part thereof, as a result of prolonged delays, limitations or restrictions on activities at the Company’s properties due to COVID-19, risks to employee health and safety, a slowdown or temporary suspension of, or other material limitations or restrictions on, the Company’s activities and operations in geographic locations impacted by an outbreak, including in Mexico and other jurisdictions in which the Company operates, increased costs, including those related to labor and fuel and any additional capital being required related to bringing Relief Canyon to commercial production, the current temporary suspension of operations at Cosalá, the related recommencement of such operations and bringing such operations into full production, and our Recapitalization Plan for the Galena Complex, regulatory changes, political or economic instabilities, civil unrest, the availability of industry experts and personnel. At this point, the extent to which COVID-19 will or may impact the Company is uncertain and these factors are beyond the Company’s control; however, it is possible that COVID-19 may have a material adverse effect on the Company’s business, results of operations and financial condition and the market price of the common shares.

Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, condition (financial or otherwise), results of operations, properties or prospects.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

There have been no new accounting pronouncements issued in the first three months of 2020 that are expected to impact the Company. For a summary of recent pronouncements, see note 3 in the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

As at March 31, 2020, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the three-month period ended March 31, 2020, the Company settled non-hedge foreign exchange forward contracts to buy approximately 26.0 million MXP and recorded a realized gain of nil through profit or loss.

As at March 31, 2020, the Company does not have any non-hedge commodity forward contracts outstanding. During the three-month period ended March 31, 2020, the Company settled non-hedge commodity forward contracts for approximately 1.6 million and 3.3 million pounds of zinc and lead, respectively, and recorded a realized gain of nil through profit or loss.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at March 31, 2020, there were 94,637,324 common shares and nil preferred shares issued and outstanding.

As at May 15, 2020, there were 105,995,582 common shares and nil preferred shares issued and outstanding, and 7,182,290 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 5,264,520.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”).

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at March 31, 2020, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended March 31, 2020, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

In accordance with NI 52-109, the Company has limited the scope of the Company’s design of DC&P and ICFR to exclude controls, policies and procedures of Pershing Gold being acquired not more than 365 days before the end of March 31, 2020.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

Reconciliation of Consolidated Cash Cost per Ounce

	Q1-2020[1]	Q1-2019
Cost of sales (‘000)	$2,217	$12,470
Non-cash costs (‘000)[2]	(166)	807

Direct mining costs (‘000)	$2,051	$13,277
Smelting, refining and royalty expenses (‘000)	1,621	5,089
Less by-product credits (‘000)	(4,115)	(18,562)

Total cash costs (‘000)	$(443)	$(196)

Divided by silver produced (oz)	39,117	393,824

Silver cash costs ($/oz)	$(11.32)	$(0.50)

Reconciliation of Cosalá Operations Cash Cost per Ounce

	Q1-2020	Q1-2019
Cost of sales (‘000)	$2,217	$5,739
Non-cash costs (‘000)[2]	(166)	237

Direct mining costs (‘000)	$2,051	$5,976
Smelting, refining and royalty expenses (‘000)	1,621	4,185
Less by-product credits (‘000)	(4,115)	(15,438)

Total cash costs (‘000)	$(443)	$(5,277)

Divided by silver produced (oz)	39,117	173,169

Silver cash costs ($/oz)	$(11.32)	$(30.48)

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	Q1-2020[1]	Q1-2019
Total cash costs (‘000)	$(443)	$(196)
Capital expenditures (‘000)	157	2,301
Exploration costs (‘000)	254	76

Total all-in sustaining costs (‘000)	$(32)	$2,181

Divided by silver produced (oz)	39,117	393,824

Silver all-in sustaining costs ($/oz)	$(0.83)	$5.54

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Americas Gold and Silver Corporation

Management’s Discussion & Analysis

For the three months ended March 31, 2020

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	Q1-2020	Q1-2019
Total cash costs (‘000)	$(443)	$(5,277)
Capital expenditures (‘000)	157	796
Exploration costs (‘000)	254	5

Total all-in sustaining costs (‘000)	$(32)	$(4,476)

Divided by silver produced (oz)	39,117	173,169

Silver all-in sustaining costs ($/oz)	$(0.83)	$(25.85)

[1]	Q1-2020 consolidated production results exclude Q1-2020 from the Galena Complex due to the Recapitalization Plan.
[2]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.

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